IXI Mobile, Inc.

Nominating Committee Charter

This Nomination Committee Charter (“Charter”) has been adopted by the Board of Directors (the “Board”) of IXI Mobile, Inc. (the “Company”). The Nomination Committee of the Board (the “Committee”) shall review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

Purpose

The Committee shall identify, evaluate and make recommendations to the Board concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill Board vacancies. It may also have such other duties as may from time to time be assigned to it by the Board and are required by the rules and regulations of the Securities and Exchange Commission and The NASDAQ Stock Market, Inc. (“NASDAQ”).

Committee Membership

The Committee shall be comprised of at least two directors determined by the Board to meet the director independence requirements of NASDAQ, subject to any applicable exemptions and phase-in provisions under NASDAQ rules. The Board shall select the members of the Committee and its chairman at the Annual Meeting of the Board and the Board shall have the power at any time to change the membership of the Committee.

Meetings

The Committee shall meet as often as it deems necessary. The Committee may request any officer or employee of the Company to attend meetings of the Committee or to meet with members of, or consultants to, the Committee. Members of the Committee may participate in meetings of the Committee by means of a telephone conference. The Committee may act by unanimous written consent in lieu of a meeting.

Committee Authority and Responsibilities

The Committee shall have sole authority to retain and terminate any advisors whom the Committee believes are necessary to assist it in carrying out its duties, including search firms to identify director candidates. The Committee shall have sole authority to approve such advisors’ fees and other retention terms.

The Committee shall report regularly to the Board summarizing any significant issues considered by the Committee and any action it has taken.

The principal duties and responsibilities of the Committee are as follows:

1.	Identify and evaluate individuals qualified to become Board members, and propose to the Board nominees for election to the Board.

2.
Consider nominees duly recommended by stockholders for election to the Board; provided that any such recommendations must be submitted in accordance with the procedures set forth in the Company’s Bylaws, the recommending stockholder’s status as a stockholder has been verified, and the submission otherwise complies with any other stockholder nomination procedures set forth from time to time by the Board.

3.	Recommend individuals to be elected by the Board to fill any Board vacancies.

4.
Review periodically the director independence standards under NASDAQ rules and the rules of the SEC, evaluate annually each director’s independence status under such standards and report the results of such evaluation to the Board.

5.	Undertake any other duties and responsibilities relating to the nomination process that the Board may delegate to the Committee.

6.	Undertake such other responsibilities as the Committee deems appropriate for it to carry out its purpose under this charter.